

17018208

SEC
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Section
AUG 24 2017
Washington DC
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Securities and Exchange Commission
Trading and Markets
AUG 24 2017
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Fernwood Ave.
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Chasse 781-575-2269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers,LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Chasse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corp., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

N.A. Financial Controller

Title

Notary Public


MARY PIEROTTI LUOSEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 21, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation,

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Georgeson Securities Corporation as of June 30, 2017 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 21, 2017

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2017

Assets	
Cash and cash equivalents	$ 14,681,579
Cash segregated for regulatory purposes	6,031,349
Accounts receivable, net of allowance for returned tenders of $33,639	339,268
Prepaid and other assets	152,960
Intangible assets, net	313,978
Deferred tax asset	7,266
Receivable from affiliates	166,059
Total assets	$ 21,692,459
Liabilities and Stockholder's equity	
Payable to affiliates	$ 3,647,555
Amounts owed to customers	1,840,364
Accounts payable	92,701
Accrued expenses	308,228
Amounts owed to clearing brokers	762,334
Other liabilities	462
Total liabilities	$ 6,651,644
Stockholder's equity	
Common stock, $0.01 par value; 1,000 shares authorized, 203 shares issued and outstanding	10
Paid-In Capital	909,101
Retained earnings	14,131,704
Total stockholder's equity	$ 15,040,815
Total liabilities and stockholder's equity	$ 21,692,459

1. Organization and Basis of Presentation

Georgeson Securities Corporation (the "Company" or "GSEC"), a Delaware corporation, is a wholly owned direct subsidiary of Georgeson LLC (the "Parent," or "GLLC"), an indirect subsidiary of Computershare US (US Holding Parent). Computershare Limited, a publicly-held Australian corporation, is the ultimate parent of the Company.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily operates voluntary programs for participation by unexchanged individual shareholders to exchange securities of merged corporations no longer traded through a transfer / exchange agent for new equity securities of the new corporation. If directed by the individual shareholder, in lieu of delivering the new equity securities, the Company will sell the equity securities received in the exchange and remit the sale proceeds to the shareholders (the voluntary program services provided to a shareholder is hereafter referred to as a "shareholder transaction"). The Company also serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans. Since the Company carries customer balances, it is subject to the requirements of SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. For the purpose of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash and cash equivalents as cash on hand, demand deposits and time deposits with original maturities less than 90 days. No cash equivalents were held at period end.

Cash Segregated for Regulatory Purposes

In accordance with Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company maintains a special reserve account for the benefit of its customers. The amounts owed to customers consists of funds in the sales settlement account waiting to be paid out to customers, funds in transit that are waiting to be paid out to customers and funds for uncashed checks over 1 year old which are held as part of the customer reserve 15c3-3.

Intangibles

Intangible assets with determinable values are amortized annually over an estimated useful life of 15 years on a straight line basis. The book values of intangible assets are assessed for impairment, on an annual basis and the estimated useful lives may be adjusted based on these assessments. The Company reviews both internal and external indicators when assessing and determining if the asset has been impaired. The Company considers and takes into account any adverse changes in market conditions, changes in technology along with the economic environment the Company operates in.

Income Taxes

The results of operations for the Company are included in the consolidated federal and certain state income tax returns of Computershare US (the "US Holding Parent"). The Company also files income tax returns in some states on a standalone basis.

Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

In November 2015, the Financial Accounting Standard Board (FASB) issued an accounting standards update that requires all deferred tax assets and liabilities to be classified as noncurrent in the balance sheet. The guidance is effective for annual periods beginning after December 15, 2017 with early adoption permitted. The Company adopted this standard on a prospective basis for periods ending June 30, 2017 and prior periods were not retrospectively adjusted.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of the position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefit requires the Company to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefit is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operation. The Company recognizes interest and penalties related to unrecognized tax benefits as an adjustment to income tax expense. The Company has performed an evaluation of its tax positions and has concluded that as of June 30, 2017, there were no significant uncertain tax positions requiring recognition in its financial statements.

Tax years that remain open for federal purposes are the years ended June 30, 2014 and forward while certain state income tax jurisdictions remain open from June 30, 2011 forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from the estimates included in the financial statements.

Fair Value of Non-Financial Instruments
The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) approximate the reported value due to their short-term nature.

3. Accounts Receivable and Allowance for Returned Tenders

Accounts receivable represent fees earned on shareholder transactions but not yet received. Accounts receivable are reported net of an allowance for returned tenders on the Statement of Financial Condition.

The allowance for returned tenders is periodically reviewed for adequacy based on return experience. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance is adequate to absorb reasonably estimated returned tenders.

4. Amounts Owed to Clearing Broker

All shareholder transactions are cleared through the Company's clearing brokers, Broadcort Capital Division of Merrill Lynch and Cowen. At June 30, 2017, the amount payable to the clearing brokers is $762,334 which is included in amounts owed to clearing brokers on the Statement of Financial Condition.

5. Related Party Transactions

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. At June 30, 2017, the receivable from affiliates and the payable to affiliates amounted to $166,059 and $3,647,555, respectively.

6. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2017.

7. Segregated Cash

Cash of $6,031,349 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. Pursuant to the Company's 15c3-3 calculation, $1,840,364 was required to be on deposit at June 30, 2017.

8. Intangible Assets

Intangible assets consist of a capitalized client listing at June 30, 2017 as follows:

Client List (Eagle Rock)	$ 398,000
Accumulated Amortization	(84,022)
Net Intangible Assets	$ 313,978

9. Contingencies

From time to time the Company is a defendant in certain litigation, and in addition, is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

10. Concentration

The Company may be exposed to concentrations of credit risk regarding its cash and cash equivalents. The Company maintains its cash balances with a depository institution in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has performed an assessment of its relationship and believes that its credit risk is limited.

11. Income Taxes

The income tax expense for the year ended June 30, 2017 consists of the following:

Current tax expense from continuing operations	
Federal	$ 2,787,644
State	565,111
Total	$ 3,352,755
Deferred tax expense from continuing operations	
Federal	$ 8,198
State	1,901
Total	$ 10,099
Income tax expense (benefit) from continuing operations	$ 3,362,854

The Company is allocated its share of the US Parent Company's federal and combined state and city income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized are generally recorded as a payable to or receivable for Computershare US Services Inc., a direct subsidiary of the US Holding Parent.

The components of deferred tax asset and liabilities are as follows at June 30, 2017:

Deferred tax asset	
Allowance for returned tenders	$ 13,244
Total Deferred tax assets	$ 13,244
Deferred tax liabilities	($ 5,978)
Total Deferred tax liabilities	($ 5,978)
Net deferred tax asset/ (liability)	$ 7,266

The difference between the tax expense derived by applying the federal statutory income tax rate to net income before federal income taxes and the total expense recognized in the financial statement s from continuing operations is as follows:

Tax at U.S. statutory rate of 35%	$ 2,765,279
State tax provision net of federal benefit	368,566
Penalties and fines	227,500
Other	$ 1,509
Income tax expense from continuing operations	$ 3,362,854

12. Subsequent Events

Subsequent events have been evaluated through August 21, 2017, the date of this report.

The Company offers a range of asset reunification services to assist companies and investors with issues relating to abandoned and unclaimed property. The Company received FINRA approval on September 9, 2016 to distribute certain assets and liabilities related to the Asset Reunification operations and services to its Parent. The restructuring of GSEC's operations allows for the Company to improve operational efficiencies and enhance the product offerings. Effective July 1, 2017, the aforementioned assets and liabilities with a net asset value of $11.7 million were distributed to GSEC's parent company, GLLC, an affiliated company.

13. Net Capital Requirement

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the rule.

In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2017, the Company had net capital of $14,078,349 which was $13,828,349 in excess of its required net capital of $250,000. At June 30, 2017, the Company had no aggregate debit items.

Georgeson Securities Corporation

Statement of Financial Condition
June 30, 2017
With Independent Registered Public Accounting Firm's Report Theron